Ameriwest Minerals Corp.
                         5135 Camino Al Norte Suite 250
                          North Las Vegas, Nevada 89031
                          Telephone/Fax: (702) 974 0677

December 15, 2008

U.S. Securities and Exchange Commission
Mr. Norman W. Gholson, Esq.
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re: Ameriwest Minerals Corp.
    Registration Statement on Form S-1, Amendment No. 2
    Filed December 2, 2008
    File Number:  333-154182

Dear Mr. Gholson:

This letter shall serve as the request of Ameriwest Minerals Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Wednesday, December 17, 2008, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We further acknowledge the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely,


/s/ William J. Muran
---------------------------
William J. Muran, President